FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                        Form 20-F X             Form 40-F
                                 ---                      ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                        Yes                     No X
                            ---                   ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                        Yes                     No X
                           ---                    ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        Yes                      No X
                           ---                     ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

Endesa Increases Its Customer Portfolio in Germany With 400 GWh Sold Through September; Endesa Has More Than 650 Service Points to Elegible Customers in Five European Countries with an Annual Consumption of More Than 11,500 GWh

    NEW YORK--(BUSINESS WIRE)--Oct. 15, 2003--ENDESA (NYSE: ELE):

    --  It currently has 23 service points in Germany.

    -- Power supplied to the European market represents about a third of the energy the company sells to its eligible customers in Spain.

    ENDESA (NYSE: ELE) owns supply contracts in Germany for a total of 400 GWh in 2004, ten times the energy supplied to date in this country.
    Since Endesa obtained the license to access the German deregulated market at the beginning of 2002, it has increased its customer portfolio, reaching the current amount of 23 service points.
    ENDESA started its operations in this country by signing a supply contract with the hotel chain Sol Melia for one of its facilities in Bochum. Other companies served are: GRILLO-WERKE, European main zinc oxide producer; CONTINENTAL, international provider of the auto industry; or DELPHI DEUTSCHLAND GMBH, multinational leader of the auxiliary auto industry.
    ENDESA has been one of the first European electric utilities in accessing deregulated markets providing a global solution to those European customers which are already served by the company in Spain.
    ENDESA has more than 650 service points to eligible customers in five European countries with an annual consumption of more than 11,500 GWh, which represents about a third of the energy the company sells to its eligible customers in Spain.
    ENDESA is the largest supplier in France after EDF; it has a 30% market share in the Portuguese deregulated market; it will supply 50% of Andorra's power input; and in Italy it has supply contracts with wholesale and eligible customers for a total of 4,000 GWh.
    For additional information please contact David Raya, North America Investor Relations Office, telephone # 212 750 7200

                         http://www.endesa.es

    CONTACT: ENDESA, New York
             David Raya, North America Investor Relations,
             212-750-7200

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ENDESA, S.A.

Dated: October 15th, 2003     By: /s/ David Raya
                                 --------------------------------------
                            Name: David Raya
                           Title: Manager of North America Investor Relations